

Rajiv Narain · 3rd

Founder & CEO at Palm Energy Systems

Cos Cob, Connecticut, United States · Contact info

320 connections

 Palm Energy Systems LLC

 CEPT, School of
Architecture, Ahmedabad…

Experience


Founder & CEO
Palm Energy Systems LLC
2016 – Present · 5 yrs
United States


Managing Partner
Rajiv Narain & Partners Architects
Mar 2011 – Jul 2018 · 7 yrs 5 mos
New Delhi Area, India


Owner
Rajiv Narain Design
Jun 1994 – Jul 2011 · 17 yrs 2 mos


Partner
MN Ashish Ganju Mark Warner Rajiv Narain Architects
Jun 1990 – Jun 1994 · 4 yrs 1 mo

Education


CEPT, School of Architecture, Ahmedabad India
Dip.Arch, Architecture
1984 – 1990


ETH Zürich
Urban Design
1989 – 1990


Modern School
1974 – 1984

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